
SENSIENT®

BUILDING GLOBALLY

2011 ANNUAL REPORT

SENSIENT®

"Sensient achieved another record year by building our infrastructure, extending the reach of our sales force and commercializing new technologies. We see significant opportunities for growth as we move forward."

KENNETH P. MANNING

Chairman, President and Chief Executive Officer

Sensient Technologies Corporation is a leading global developer, manufacturer and marketer of advanced color, flavor and fragrance systems. Sensient uses state-of-the-art technologies at facilities around the world to develop and manufacture customized food and beverage systems, pharmaceutical colors, coatings and excipients, cosmetic ingredients, household and industrial product formulations, ink-jet inks, and other specialty colors and chemicals.

Financial Highlights

in thousands except per share, employee and shareholder data

Years ended December 31,	2011	2010	% Change
Results of operations			
Revenue	$1,430,789	$1,328,180	8%
Operating Income	190,823	174,577	9%
Net Earnings	120,484	107,144	12%
Per common share			
Net Earnings:			
Basic	$ 2.42	$ 2.18	11%
Diluted	2.41	2.17	11%
Dividends	0.84	0.79	6%
Book Value	20.87	19.70	6%
Other information			
Capital Expenditures	$ 72,200	$ 55,823	
Depreciation and Amortization	$ 46,099	$ 43,423	
Total Debt	$ 335,396	$ 349,810	
Number of Employees	3,887	3,618	
Number of Shareholders of Record	2,865	2,977	
Average Common Shares Outstanding:			
Basic	49,746	49,138	
Diluted	49,937	49,424	

Sensient Technologies Corporation achieved record revenue and earnings in 2011. The Company's revenue of $1.43 billion represents an increase of 7.7% over 2010. Net earnings reached $120.5 million. We are well positioned for continued growth in 2012.

Letter to Shareholders



Kenneth P. Manning
Chairman, President and Chief Executive Officer

A Return on Investment

Sensient's strategic investments in product technologies, geographic expansion and infrastructure improvements are reaping significant rewards in the marketplace. In 2011, we strengthened our position as a leading global developer, manufacturer and distributor of state-of-the-art color, flavor and fragrance systems.

All of Sensient's operating Groups contributed to our positive financial performance in 2011. We are especially profiting from strong consumer demand worldwide for naturally sourced products. Manufacturers increasingly rely on high-performance Sensient systems to meet this demand.

Since our Company commenced public trading in 1962, we have consistently paid a quarterly dividend to our shareholders. This practice enables investors to benefit on a regular basis from our performance. In 2011, we paid a quarterly dividend of 21 cents per share of common stock, for a total of 84 cents per share for the year.

Building Sensient's Global Infrastructure

Sensient has built an infrastructure that is second to none in our industry. We operate significant R&D and production facilities in every major market in the world. We have also acquired, developed and licensed an exceptional range of technologies that form the foundation of our product portfolio.

We will continue to develop and enhance facilities when we see significant opportunities for growth. In 2011, we expanded our natural color and pharmaceutical operations in St. Louis. These improvements are already contributing to our growth in key product markets.

COLOR GROUP

Sensient is a leading developer and manufacturer of color systems for food and beverage, cosmetic, pharmaceutical, inkjet inks, agricultural, household products and other technical colors.

Sensient also produces a range of ingredients for cosmetics and pharmaceutical applications including excipients and treated pigments.

STRATEGIC ADVANTAGES

FLAVORS & FRAGRANCES GROUP

Sensient develops, manufactures and distributes flavor and fragrance systems that form the sensory foundation of thousands of consumer products worldwide. The Company's flavor and aroma technologies are essential components of foods and beverages, household supplies and personal care products. Sensient's specialty systems enable our customers to excel in highly competitive global markets.

STRATEGIC ADVANTAGES

We will continue our program of strategic investments in 2012. We are now expanding digital ink capabilities in Morges, Switzerland. This investment reinforces our market-leading position in digital and industrial inks. Sensient is also making investments in flavor facilities in the United Kingdom to improve efficiencies and expand production.

Equally important, Sensient has built a strong operational infrastructure. Coordination across locations provides efficiency, accelerates product development and enables us to rapidly bring new offerings to the marketplace. A strong global supply chain ensures reliable access to key raw materials.

The Company has also improved results by recruiting highly capable management and strengthening our sales force. Employee training and development programs enable us to continuously enhance the capabilities of our workforce.

Commercializing and Expanding Technologies

New product development is essential to the growth of our business. Consumer markets change rapidly. Sensient enables global manufacturers to lead new trends and respond to the evolving marketplace.

The Company's investments in infrastructure have improved our ability to commercialize new technologies. For example, we have expanded our natural color capabilities to include a greater spectrum of products. New microfine natural colors provide consistent, stable performance for manufacturers of baked goods, powdered beverages, prepared foods and other products. A breakthrough in color processing has also enabled us to develop a line of colors made exclusively from natural ingredients. Sensient's advanced natural color systems are now found in foods, beverages, pharmaceuticals and cosmetics.

The Color Group has led the way in R&D improvements by implementing a highly effective new commercialization program. This worldwide program ensures that the latest technologies advance rapidly to product development and then to the marketplace. In 2012, the Flavors & Fragrances Group will launch similar enhancements to its R&D operations.

Sensient also serves as a product development partner for many of our customers, including large multinationals. Manufacturers often reformulate products to meet changing consumer preferences. Sensient works closely with customers to develop new systems that enable them to successfully implement product improvements and extensions.

Acquisition and Expansion

Just over a decade ago, Sensient completed its transformation into a leader in the global specialty chemicals sector. This change was the result of a well-executed strategic acquisition program. We divested underperforming commodity operations and acquired new businesses that added unique technologies and geographic reach.

Since our core transformation, Sensient has grown by developing new proprietary systems, customizing products and adding customers. We reach new customers in key secondary markets through our extended distribution system. New locations in Scandinavia, Central Europe and South Africa are already operational, and we are planning to establish additional locations in Latin America.

In 2011, Sensient acquired full ownership of cosmetic color and ingredient businesses in Brazil and Poland. Sensient purchased the remaining interests in these businesses to improve our position in key emerging markets. We will continue to seek additional acquisitions that improve market access and add new products and technologies.

A Strong Foundation for Success

Every day, nations around the world become more industrialized and local economies seek new efficiencies. This marketplace evolution results in growing consumer access to a wide range of manufactured products, including foods, beverages, cosmetics, pharmaceuticals and more. Sensient is positioned to benefit from this economic transformation in every corner of the globe.

The Company's growth and momentum reflect the success of our long-term strategy. We will continue to grow globally on the strength of our operations, products and financial position. I am confident that Sensient will deliver exceptional results in 2012 and beyond.

Sincerely,



Kenneth P. Manning
Chairman, President and Chief Executive Officer

- Unmatched capabilities in natural food color systems, dispersions, emulsions and pharmaceutical coatings
- Broadest product range in natural and synthetic food colors, cosmetic ingredients and inkjet inks
- The ability to reach customers directly in all major markets worldwide
- Local R&D for rapid and continuous new product development
- Broadest manufacturing base with local production and technical support

REVENUE BY PRODUCT LINE


4% Pharmaceutical Colors and Coatings
14% Inkjet and Specialty Inks and Colors
5% Other Technical Colors
19% Cosmetic Colors
58% Food and Beverage Colors

- State-of-the-art facilities in key locations worldwide
- Comprehensive product line to meet the needs of multinational manufacturers
- Leading CO_2 extraction technologies for high-performance natural flavors
- Technical capability to enhance and customize flavors for a rapidly changing marketplace

REVENUE BY PRODUCT LINE


5% Confectionery & Bakery Flavors
28% Dehydrated Flavors
11% Fragrances
8% Other Flavors
9% Beverage Flavors
20% Dairy Flavors
19% Savory Flavors



Commercialization of New

Controlled Release Polymer Coatings for Pharmaceuticals

Specialized systems to enable gradual delivery of medication

CO_2 Flavor Extraction

Subcritical and supercritical capabilities for high-performance natural flavors

Reaction Flavor Technology

Distinctive hearty flavors for soups, sauces and other foods



Microfine Natural Food Colors

Innovative color systems for seasonings, dry foods and beverage mixes



Sublimation and Pigmented Inks for Inkjets

Leading color technologies for textiles and other industrial applications

Technologies



Treated Pigments, Natural Colors, and Dispersions for Cosmetic Applications

including facial creams, lipsticks and eye makeup



Sensient combines exceptional research and development, manufacturing capabilities and market expertise to rapidly transform new discoveries into innovative, market-ready products. We independently develop new specialty systems as well as collaborate with customers to improve and extend their products. In recent years, Sensient has developed proprietary technologies that provide significant benefits to manufacturers of foods, beverages, textiles, pharmaceuticals and cosmetics. Sensient products continue to earn the business of multinationals and regional manufacturers.

Broad Product Portfolio









Sensient continues to maintain and extend a comprehensive product mix that includes synthetic and natural colors, flavors and fragrances. Our specialty systems are found in thousands of consumer products, including beverages, prepared foods, cosmetics, pharmaceuticals and textiles. The Company's range of products enables us to meet the needs of established, high-volume manufacturers as well as serve smaller, innovative companies across several market segments. We are also finding new opportunities for Sensient's proven products in faster-growing emerging markets. The Company's strategic sourcing of raw materials and tightly integrated operations enable us to provide a reliable and secure source of supply for our customers.





Investments in


SENSIENT
SENSIENT

Melbourne, Australia

Bremen, Germany





Milan, Italy


SENSIENT

St. Louis, Missouri



Lerma, Mexico

Halton Hills, Ontario, Canada



Guangzhou, China


SENSIENT



Reggio Emilia, Italy



Infrastructure



Indianapolis, Indiana

Sensient makes strategic investments in infrastructure and operations to drive growth in both established and emerging markets. In 2011, we improved facilities, added management and expanded production in North America, Latin America, Europe and Asia Pacific. The Company maintains the most advanced facilities in our industry. We also added highly skilled sales and technical personnel to our workforce. These new hires expand our business now and lay the foundation for future growth. Sensient will continue to make targeted investments to facilitate sales of higher-margin, technology-based products worldwide.



EDS

HELSINKI, FINLAND
KRISTIANSTAD, SWEDEN
COPENHAGEN, DENMARK
WARSAW, POLAND
KIEV, UKRAINE
VIENNA, AUSTRIA
BUCHAREST, ROMANIA
BARCELONA, SPAIN
ISTANBUL, TURKEY

Access to New


Austria


Brazil


Colombia


Denmark


Finland


Indonesia


Poland

JOHANNESBURG, SOUTH AFRICA

ACQUISITIONS


Brazil


Poland

Markets


Romania


South Africa


Spain


Sweden


Thailand


Turkey


Ukraine

Sensient sees significant opportunities in emerging markets and targeted areas of established markets. In recent years, we have expanded sales staff and added new locations in Central Europe, Scandinavia, Latin America, Brazil and Asia Pacific. We are able to strengthen ties with local manufacturers and win new business through our extended distribution system (EDS). As a wide-reaching international Company, we excel at establishing satellite locations that immediately contribute to revenue growth. Sensient also considers strategic acquisitions that add new technologies or improve market access. The Company now operates from 75 locations in 35 nations.

TABLE OF CONTENTS

Financial Review

OVERVIEW

For the year ended December 31, 2011, Sensient Technologies Corporation (the "Company") reported a second consecutive year of record revenue at the consolidated level and at each of its segments. Earnings per share increased to a new all-time high for the year and also for each quarter of 2011. The Company continued to strengthen its financial position in 2011. Strong cash flows from operating activities allowed the Company to reduce debt by over $14 million in 2011 and more than $90 million in the last two years. The Company continued to invest in its sales and technical staff to penetrate new and existing markets. Sales growth was achieved through the Company's extended distribution system throughout Europe and that structure is being implemented in Central and South America. The Company implemented a restructuring program in the fourth quarter of 2011 that will improve several operations in 2012. Sensient acquired the remaining interest of two cosmetic companies that it had partially owned, allowing the Company full control of the operations in these key strategic markets.

Consolidated revenue was $1.43 billion in 2011, an increase of 7.7% from $1.33 billion reported in 2010. Sensient's operating income was $190.8 million in 2011, up 9.3% from $174.6 million in 2010. The impact of foreign currency translation increased revenue and operating income by approximately 2% and 3%, respectively. Diluted earnings per share were $2.41 in 2011 compared to $2.17 in 2010, an increase of 11.1%. The Company's continued strong cash flows from operating activities of $142.9 million allowed the Company to fund its capital expenditure program, finance acquisitions, increase the annual dividend by 6% and reduce debt levels in 2011 by $14.4 million. Sensient's debt to capital ratio improved to 24.2% at December 31, 2011, compared to 26.2% at the end of 2010.

Additional information on these items is included in the Results of Operations.

RESULTS OF OPERATIONS

2011 vs. 2010

Sensient's revenue increased 7.7% in 2011 to $1.43 billion from $1.33 billion in 2010. Revenue in the Flavors & Fragrances Group was $860.7 million in 2011, an increase of 6.4% from $809.1 million in 2010. Color Group revenue of $491.9 million was 9.9% higher than 2010 revenue of $447.5 million. Corporate and Other revenue, which includes the Company's operations in the Asia Pacific region and China, increased 16.5% in 2011. The impact of foreign currency translation increased consolidated revenue in 2011 by approximately 2%. Additional information on group results can be found in the Segment Information section.

Revenue
(In Billions)

Year	Revenue
07	$1.18
08	$1.25
09	$1.20
10	$1.33
11	$1.43

The Company's gross margin was 31.4% and 30.7% in 2011 and 2010, respectively. The impact of increased selling prices and favorable product mix more than offset the impact of higher raw material costs in 2011.

Selling and administrative expense as a percent of revenue was 18.1% in 2011 compared to 17.6% in 2010. In the fourth quarter of 2011, the Company recorded a restructuring charge of approximately $4.8 million, or 0.3% of revenue. The Company also reported a gain of $3.6 million, or 0.3% of revenue, included in selling and administrative expenses related to the revaluation of the previously held equity interest in a business that Sensient obtained controlling interest of during the year. The remaining 50 basis point increase in selling and administrative expenses during 2011 was primarily attributable to the expansion of the Company's sales force to penetrate new and existing markets.

Operating income was $190.8 million in 2011 compared to $174.6 million in 2010, an increase of 9.3%. The increase was due to the increased revenue and gross margin discussed above. Additional information on group results can be found in the Segment Information section.

Interest expense decreased 4.6% to $19.4 million in 2011 from $20.4 million in 2010. The decrease is due to lower average outstanding debt balances partially offset by higher interest rates.

The effective income tax rate was 29.7% in 2011 and 30.5% in 2010. The effective tax rates for both 2011 and 2010 were reduced by discrete items, including the favorable resolution of prior years' tax matters. In total, these discrete items reduced the effective tax rate for 2011 and 2010 by 2.5% and 2.4%, respectively.

	2011	2010
Rate excluding discrete items	32.2%	32.9%
Discrete items	(2.5%)	(2.4%)
Reported effective tax rate	29.7%	30.5%

The effective tax rate for 2012 is expected to be between 32% and 33% prior to the recording of any discrete items.

SEGMENT INFORMATION

The Company determines its operating segments based on information utilized by the chief operating decision maker to allocate resources and assess performance. The Company's reportable segments consist of the Flavors & Fragrances Group and the Color Group. The results of two additional operating segments, the Asia Pacific Group and the China Group, are reported in the Corporate and Other segment.

Flavors & Fragrances Revenue for the Flavors & Fragrances Group for 2011 increased 6.4% to $860.7 million from $809.1 million in 2010. The Group reported higher selling prices ($33.9 million) and an increase in volumes ($1.4 million) combined with the favorable impact of foreign currency translation ($16.3 million).

Higher selling prices were reported in all businesses and regions. The higher volumes occurred primarily in traditional flavors in North America partially offset by lower volumes in dehydrated flavors.

Gross margin increased 60 basis points to 27.0% of revenue in 2011 from 26.4% in 2010. The increase is primarily due to the higher selling prices and favorable product mix which more than offset higher raw material costs.

The Flavors & Fragrances Group operating income increased 7.3% to $130.8 million in 2011 from $122.0 million in 2010. The increase in operating profit was related to operations in North America ($9.0 million) and the favorable impact of foreign currency translation ($2.0 million) partially offset by lower operating profit in Latin America ($1.8 million). The higher profit in North America was driven by the higher selling prices partially offset by higher raw material costs. The lower profit in Latin America was primarily due to unfavorable product mix and higher costs partially offset by higher selling prices. Operating income as a percent of revenue was 15.2% in 2011 and 15.1% in 2010 primarily for the reasons discussed above.

Color The Color Group revenue increased 9.9% in 2011 to $491.9 million from $447.5 million in 2010. The increase in revenue was driven by higher sales of food and beverage colors ($19.8 million) combined with higher sales of non-food colors ($11.7 million) and the favorable impact of foreign currency translation ($11.8 million). The higher sales of food and beverage colors were driven by higher volumes across all major markets and higher selling prices. The higher sales of non-food colors were primarily due to increased volume.

Gross margin for the Color Group increased 70 basis points to 35.1% in 2011 compared to 34.4% in 2010. Higher selling prices and favorable product mix more than offset increased raw material and manufacturing costs.

Color Group operating income increased 16.6% to $90.2 million from $77.4 million in 2010. The increase in operating income was primarily attributable to higher sales of food and beverage colors ($4.3 million) and non-food colors ($6.0 million) combined with the favorable impact of foreign exchange rates ($2.4 million).

The higher operating income from food and beverage colors was primarily due to the impact of higher selling prices and volumes partially offset by higher raw material costs. The increase in operating income for non-food colors was primarily due to the higher volumes and favorable product mix. Operating income as a percent of revenue increased 100 basis points to 18.3% from 17.3% in 2010 primarily due to the reasons described above.

2010 vs. 2009

Sensient's revenue increased 10.6% in 2010 to $1.33 billion from $1.20 billion in 2009. Revenue in the Flavors & Fragrances Group was $809.1 million in 2010, an increase of 4.7% from $772.9 million in 2009. Color Group revenue of $447.5 million was 19.4% higher than 2009 revenue of $374.8 million. Corporate and Other revenue, which includes the Company's operations in the Asia Pacific region and China, increased 28.0% in 2010. The impact of foreign currency translation increased consolidated revenue in 2010 by less than 1%. Additional information on group results can be found in the Segment Information section.

The Company's gross margin was 30.7% in both 2010 and 2009. The impact of increased selling prices and favorable product mix was offset by the impact of higher raw material and manufacturing costs in 2010.

Selling and administrative expense as a percent of revenue was 17.6% in 2010 compared to 18.5% in 2009. In 2009, the Company recorded charges of approximately $11.3 million, or 0.9% of revenue, for the settlement of environmental claims against the Company. The Company also recorded a gain in 2010 of $1.5 million due to additional insurance proceeds received on the environmental claims. The increase of selling and administrative expenses in 2010 was attributable to the expansion of the Company's sales force to penetrate new geographical markets in Central Europe.

Operating income was $174.6 million in 2010 compared to $147.0 million in 2009, an increase of 18.8%. Approximately half of the increase is due to higher sales and the remaining amount is due to the impact of the prior year environmental settlement. Additional information on group results can be found in the Segment Information section.

Interest expense decreased 14.3% to $20.4 million in 2010 from $23.8 million in 2009. The decrease was due to lower average outstanding debt balances partially offset by higher interest rates.

The effective income tax rate was 30.5% in 2010 and 29.7% in 2009. The effective tax rates for both 2010 and 2009 were reduced by discrete items, including the favorable resolution of prior years' tax matters. In total, these discrete items reduced the effective tax rate for 2010 and 2009 by 2.4% and 2.5%, respectively.

	2010	2009
Rate excluding discrete items	32.9%	32.2%
Discrete items	(2.4%)	(2.5%)
Reported effective tax rate	30.5%	29.7%

SEGMENT INFORMATION

Flavors & Fragrances Revenue for the Flavors & Fragrances Group for 2010 increased 4.7% to $809.1 million from $772.9 million in 2009. The Group reported higher volumes ($41.9 million) partially offset by lower selling prices ($6.5 million). The higher volumes occurred primarily in North America, both in traditional flavors and in dehydrated flavors, and in Europe. The decrease in revenue due to lower selling prices was primarily related to dehydrated flavors in North America partially offset by higher selling prices in Europe.

Gross margin was 26.4% of revenue in 2010 and 27.3% in 2009. The decrease is primarily due to the lower selling prices in dehydrated flavors combined with higher manufacturing costs in traditional flavors. Sensient also was negatively impacted by higher raw materials costs in dehydrated flavors in the first part of 2010 but realized improvement in this area as the year progressed.

The Flavors & Fragrances Group operating income was $122.0 million in 2010 compared to $124.5 million in 2009. The decrease in operating profit was related to operations in North America ($4.1 million) and Europe ($1.0 million) partially offset by higher operating profit in Latin America ($1.0 million) and the favorable impact of foreign currency translation ($1.6 million). The lower profit in North America was primarily related to the lower margin in the first part of the year for dehydrated flavors discussed above. The lower profit in Europe was primarily driven by higher manufacturing costs partially offset by higher selling prices. The higher profit in Latin America was primarily driven by lower raw material costs. Operating income as a percent of revenue was 15.1% in 2010 and 16.1% in 2009 primarily for the reasons discussed above.

Color The Color Group revenue increased 19.4% in 2010 to $447.5 million from $374.8 million in 2009. The increase in revenue was driven by higher sales of food and beverage colors ($41.3 million) combined with higher sales of non-food colors ($31.1 million). The higher sales of food and beverage colors were driven by higher volumes across all major markets and higher selling prices. The higher sales of non-food colors were primarily due to increased volume across all the major product lines.

Gross margin for the Color Group increased 70 basis points to 34.4% in 2010 compared to 33.7% in 2009. Higher selling prices more than offset increased raw material and manufacturing costs.

Color Group operating income increased 31.9% to $77.4 million from $58.7 million in 2009. The increase in operating income was primarily attributable to higher sales of food and beverage colors ($11.7 million) and non-food colors ($7.3 million). The higher operating income from food and beverage colors was primarily due to the impact of higher selling prices and volumes partially offset by higher raw material costs. The increase in operating income for non-food colors was primarily due to the higher volumes. Operating income as a percent of revenue increased 160 basis points to 17.3% from 15.7% in 2009 primarily due to the reasons described above.

LIQUIDITY AND FINANCIAL POSITION

The Company's financial position remains strong, enabling it to meet cash requirements for operations, acquisitions, capital expansion programs and dividend payments to shareholders. The Company intends to fund working capital requirements, principal and interest payments, acquisitions (if any) and other liabilities with cash provided by operations, to the extent available, and short-term and long-term borrowings under new and existing credit facilities.

The Company's ratio of debt to total capital improved to 24.2% at December 31, 2011, compared to 26.2% and 32.0% at December 31, 2010 and 2009, respectively. The improvement in 2011 resulted from both a reduction in debt and an increase in equity. Debt was reduced by $14.4 million since December 31, 2010, and by $92.6 million since December 31, 2009.


Debt to Total
Capital
(At December 31)
07 38.4%
08 37.0%
09 32.0%
10 26.2%
11 24.2%

In the Consolidated Statements of Cash Flows, the changes in operating assets and liabilities are presented excluding the effects of changes in foreign currency exchange rates, as these do not reflect actual cash flows. Accordingly, the amounts in the Consolidated Statements of Cash Flows do not necessarily correspond with changes in the operating assets and liabilities that are presented in the Consolidated Balance Sheets.

Net cash provided by operating activities was $142.9 million in 2011, $155.7 million in 2010 and $138.3 million in 2009. Operating cash flow provided the primary source of funds for operating needs, acquisitions, capital expenditures, shareholder dividends and net debt repayments. The decrease in net cash provided by operating activities in 2011 was primarily due to a higher use of working capital partially offset by the impact of higher earnings. Cash from operating activities increased in 2010 due to an increase in earnings.

Net cash used in investing activities was $74.0 million in 2011, $55.1 million in 2010 and $48.0 million in 2009. Capital expenditures were $72.2 million in 2011, $55.8 million in 2010 and $47.7 million in 2009.


Capital
Expenditures/
Depreciation
(In Millions)
07
$42.0
$42.8
08
$53.7
$42.8
09
$47.7
$40.9
10
$55.8
$42.1
11
$72.2
$44.8

Net cash used in financing activities was $52.9 million in 2011, $97.5 million in 2010 and $80.4 million in 2009. The Company had net reductions in debt of $14.2 million in 2011, $72.6 million in 2010 and $54.5 million in 2009. In each of the last three years, the Company was able to finance capital expenditures and dividend payments and still reduce debt levels. The Company maintains debt levels it considers prudent based on its cash flows, interest coverage and percentage of total debt to total capital.

The Company has paid uninterrupted quarterly cash dividends since commencing public trading in its stock in 1962. The Company's quarterly dividend was 21 cents per share beginning in the first quarter of 2011 when it was increased from 20 cents per share. Dividends paid per share were 84 cents in 2011, 79 cents in 2010 and 76 cents in 2009. Total dividends paid were $42.0 million, $39.0 million and $37.0 million in 2011, 2010 and 2009, respectively.


Dividends Paid
Per Share
07
$0.68
08
$0.74
09
$0.76
10
$0.79
11
$0.84

With the exception of the increase in raw material costs discussed above, the impact of inflation on both the Company's financial position and its results of operations has been minimal and is not expected to adversely affect 2012 results.

ISSUER PURCHASES OF EQUITY SECURITIES

There have been no purchases of Company stock in the last three years. On April 27, 2001, the Board approved a share repurchase program under which the Company is authorized to repurchase up to 5.0 million shares of Company stock in addition to amounts remaining from prior Board authorizations. As of December 31, 2011, 3.0 million shares were available to be repurchased under existing authorizations. The Company's share repurchase program has no expiration date.

CRITICAL ACCOUNTING POLICIES

In preparing the financial statements in accordance with accounting principles generally accepted in the U.S., management is required to make estimates and assumptions that have an impact on the asset, liability, revenue and expense amounts reported. These estimates can also affect supplemental information disclosures of the Company, including information about contingencies, risk and financial condition. The Company believes, given current facts and circumstances, that its estimates and assumptions are reasonable, adhere to accounting principles generally accepted in the U.S. and are consistently applied. Inherent in the nature of an estimate or assumption is the fact that actual results may differ from estimates and estimates may vary as new facts and circumstances arise. The Company makes routine estimates and judgments in determining the net realizable value of accounts receivable, inventories, property, plant and equipment, and prepaid expenses. Management believes the Company's most critical accounting estimates and assumptions are in the following areas:

Revenue Recognition The Company recognizes revenue (net of estimated discounts, allowances and returns) when title passes, the customer is obligated to pay the Company and the Company has no remaining obligations. Such recognition typically corresponds with the shipment of goods.

Goodwill Valuation The Company reviews the carrying value of goodwill annually utilizing several valuation methodologies, including a discounted cash flow model. The Company completed its annual goodwill impairment test under Accounting Standards Codification ("ASC") 350, *Intangibles – Goodwill and Other,* in the third quarter of 2011. In conducting its annual test for impairment, the Company performed a qualitative assessment of its previously calculated fair values for each of its reporting units and compared each of these values to the net book value of each reporting unit. Fair value is estimated using both a discounted cash flow analysis and an analysis of comparable company market values. If the fair value of a reporting unit exceeds its net book value, no impairment exists. The Company has three reporting units that had goodwill recorded and were tested for impairment. The Flavors & Fragrances reporting unit and the Asia Pacific reporting unit had fair values that were over 100% above their respective net book values. The fair value of the Color reporting unit had a fair value that was over 30% above its net book value. Changes in estimates of future cash flows caused by items such as unforeseen events or changes in market conditions could negatively affect the reporting units' fair value and result in an impairment charge.

Income Taxes The Company estimates its income tax expense in each of the taxing jurisdictions in which it operates. The Company is subject to a tax audit in each of these jurisdictions, which could result in changes to the estimated tax expense. The amount of these changes would vary by jurisdiction and would be recorded when probable and estimable. These changes could impact the Company's financial statements. Management has recorded valuation allowances to reduce its deferred tax assets to the amount that is more likely than not to be realized. Examples of deferred tax assets include deductions, net operating losses and tax credits that the Company believes will reduce its future tax payments. In assessing the future realization of these assets, management has considered future taxable income and ongoing tax planning strategies. An adjustment to the recorded valuation allowance as a result of changes in facts or circumstances could result in a significant change in the Company's tax expense. The Company does not provide for deferred taxes on unremitted earnings of foreign subsidiaries which are considered to be invested indefinitely.

Commitments and Contingencies The Company is subject to litigation and other legal proceedings arising in the ordinary course of its businesses or arising under provisions related to the protection of the environment. Estimating liabilities and costs associated with these matters requires the judgment of management, who rely in part on information from Company legal counsel. When it is probable that the Company has incurred a liability associated with claims or pending or threatened litigation matters and the Company's exposure is reasonably estimable, the Company records a charge against earnings. The Company recognizes related insurance reimbursement when receipt is deemed probable. The Company's estimate of liabilities and related insurance recoveries may change as further facts and circumstances become known.

MARKET RISK FACTORS

The Company is exposed to market risks, including changes in interest rates, currency exchange rates and commodity prices. To manage the volatility relating to these exposures on a consolidated basis, the Company nets the exposures to take advantage of natural offsets. The Company also enters into various derivative transactions for some of the remaining exposures pursuant to the Company's policies covering hedging practices. The financial impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged.

The Company does not hold or issue derivative financial instruments for trading purposes. Note 1 and Note 5 to the Consolidated Financial Statements include a discussion of the Company's accounting policies for financial instruments.

A key part of the Company's strategy is to expand into new geographic markets. Because the Company manufactures and sells its products throughout the world, it is exposed to movements in foreign currency exchange rates. The major foreign currency exposures involve the markets in Western Europe, Mexico and Canada. The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency sales, purchases of materials, and other assets and liabilities created during the normal course of business. The Company generally utilizes foreign exchange contracts with durations of less than 12 months that may or may not be designated as cash flow hedges under ASC 815, *Derivatives and Hedging.* At December 31, 2011 and 2010, the net fair value of these instruments, based on dealer quotes, was an asset of $0.4 million and a liability $0.1 million, respectively. At December 31, 2011 and 2010, the potential gain or loss in the fair value of the Company's outstanding foreign exchange contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would be approximately $3.8 million and $1.1 million, respectively. However, any change in the value of the contracts, real or hypothetical, would be significantly offset by a corresponding change in the value of the underlying hedged items. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company has certain debt denominated in Swiss Francs and Euros. These non-derivative debt instruments act as partial hedges of the Company's Swiss Franc and Euro net asset positions. The potential increase or decrease in the annual U.S. dollar interest expense of the Company's outstanding foreign currency-denominated debt, assuming a hypothetical 10% fluctuation in the currencies of such debt, would be approximately $0.3 million and $0.5 million at December 31, 2011 and 2010, respectively. However, any change in interest expense from fluctuations in currency, real or hypothetical, would be significantly offset by a corresponding change in the value of the foreign income before interest. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company manages its debt structure and interest rate risk through the use of fixed rate and floating rate debt and through the use of derivatives. The Company's primary exposure is to interest rates in the U.S. and Western Europe. At December 31, 2011 and 2010, the potential increase or decrease in annual interest expense, assuming a hypothetical 10% fluctuation in interest rates of floating rate debt, would be approximately $0.2 million in both years.

The Company is the purchaser of certain commodities, such as corn, sugar, soybean meal and fruits. The Company generally purchases these commodities based upon market prices that are established with the vendor as part of the purchase process. In general, the Company does not use commodity financial instruments to hedge commodity prices due to a high correlation between the commodity cost and the ultimate selling price of the Company's products. On occasion, the Company may enter into non-cancelable forward purchase contracts, as deemed appropriate, to reduce the effect of price fluctuations on future manufacturing requirements.

CONTRACTUAL OBLIGATIONS

The Company is subject to certain contractual obligations, including long-term debt, operating leases, manufacturing purchases and pension benefit obligations. The Company has unrecognized tax benefits of $8.8 million as of December 31, 2011. However, the Company cannot make a reasonably reliable estimate of the period of potential cash settlement of the liabilities and, therefore, has not included unrecognized tax benefits in the following table of significant contractual obligations as of December 31, 2011.

PAYMENTS DUE BY PERIOD

(in thousands)	Total	1 year	2-3 years	4-5 years	> 5 years
Long-term debt	$312,422	$312	$72,715	$123,072	$116,323
Interest payments on long-term debt	54,410	13,447	22,453	15,814	2,696
Operating lease obligations	38,289	7,743	9,694	5,041	15,811
Manufacturing purchase commitments	112,291	106,784	5,507	–	–
Pension funding obligations	65,832	4,667	35,089	7,879	18,197
Total contractual obligations	$583,244	$132,953	$145,458	$151,806	$153,027

NEW PRONOUNCEMENTS

In September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-08, *Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment*, which gives companies the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The ASU is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company adopted this ASU which did not have any impact on its financial statements.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income,* which eliminates the option to present components of other comprehensive income as part of the statement of shareholders' equity. Companies will be required to present items of net income, items of other comprehensive income and total comprehensive income either in a single continuous statement or in two separate but consecutive statements. This guidance is effective for the Company beginning January 1, 2012. The adoption of this ASU will have no impact on the Company's financial condition or results of operations but will impact the presentation of the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as of December 31, 2011.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management's current assumptions and estimates of future economic circumstances, industry conditions, Company performance and financial results. Forward-looking statements include statements in the future tense, statements referring to any period after December 31, 2011, and statements including the terms "expect," "believe," "anticipate" and other similar terms that express expectations as to future events or conditions. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual events to differ materially from those expressed in those statements. A variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results. These factors and assumptions include the pace and nature of new product introductions by the Company's customers; the Company's ability to successfully implement its growth strategies; the outcome of the Company's various productivity-improvement and cost-reduction efforts; changes in costs of raw materials and energy; industry and economic factors related to the Company's domestic and international business; competition from other suppliers of colors, flavors and fragrances; growth or contraction in markets for products in which the Company competes; terminations and other changes in customer relationships; industry acceptance of price increases; currency exchange rate fluctuations; cost and availability of credit; and the matters discussed above including the critical accounting policies described therein. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Consolidated Statements of Earnings

(in thousands except per share amounts) Years ended December 31,	2011	2010	2009
Revenue	$1,430,789	$1,328,180	$1,201,412
Cost of products sold	981,137	919,821	832,382
Selling and administrative expenses	258,829	233,782	222,067
Operating Income	190,823	174,577	146,963
Interest expense	19,439	20,384	23,788
Earnings Before Income Taxes	171,384	154,193	123,175
Income taxes	50,900	47,049	36,614
Net Earnings	$ 120,484	$ 107,144	$ 86,561
Earnings per share:			
Basic	$ 2.42	$ 2.18	$ 1.79
Diluted	$ 2.41	$ 2.17	$ 1.78
Average common shares outstanding:			
Basic	49,746	49,138	48,379
Diluted	49,937	49,424	48,641

See notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands except share and per share amounts) December 31,	2011	2010
Assets		
Current Assets:		
Cash and cash equivalents	$ 22,855	$ 14,255
Trade accounts receivable, less allowance for losses of $3,588 and $3,999, respectively	219,494	218,614
Inventories	414,449	392,166
Prepaid expenses and other current assets	35,299	34,676
Deferred income taxes	14,773	12,594
Total current assets	706,870	672,305
Other assets	38,730	36,093
Intangible assets – at cost, less accumulated amortization of $13,233 and $12,281, respectively	12,660	13,219
Goodwill	444,365	445,115
Property, Plant and Equipment:		
Land	52,271	49,760
Buildings	298,743	293,605
Machinery and equipment	674,011	648,985
Construction in progress	34,439	32,797
	1,059,464	1,025,147
Less accumulated depreciation	(607,925)	(592,611)
	451,539	432,536
Total assets	$1,654,164	$1,599,268
Liabilities and Shareholders' Equity		
Current Liabilities:		
Trade accounts payable	$ 93,851	$ 95,852
Accrued salaries, wages and withholdings from employees	29,088	26,822
Other accrued expenses	56,985	49,819
Income taxes	4,377	7,120
Short-term borrowings	22,974	25,450
Total current liabilities	207,275	205,063
Deferred income taxes	21,822	21,034
Other liabilities	11,183	12,279
Accrued employee and retiree benefits	52,252	52,747
Long-term debt	312,422	324,360
Shareholders' Equity:		
Common stock, par value $0.10 a share, authorized 100,000,000 shares; issued 53,954,874 shares	5,396	5,396
Additional paid-in capital	94,187	89,027
Earnings reinvested in the business	1,069,610	991,094
Treasury stock, 4,038,011 and 4,345,712 shares, respectively, at cost	(80,935)	(87,102)
Accumulated other comprehensive loss	(39,048)	(14,630)
	1,049,210	983,785
Total liabilities and shareholders' equity	$1,654,164	$1,599,268

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands) Years ended December 31,	2011	2010	2009
Cash Flows from Operating Activities			
Net earnings	$120,484	$107,144	$ 86,561
Adjustments to arrive at net cash provided by operating activities:			
Depreciation and amortization	46,099	43,423	42,183
Share-based compensation	7,819	5,678	3,860
(Gain) loss on assets	(4,323)	1,382	1,819
Deferred income taxes	(3,138)	8,685	(3,895)
Changes in operating assets and liabilities:			
Trade accounts receivable	(5,095)	(20,229)	5,013
Inventories	(28,391)	(4,191)	1,190
Prepaid expenses and other assets	(1,825)	9,370	(14,602)
Accounts payable and other accrued expenses	6,299	(7,757)	14,058
Accrued salaries, wages and withholdings from employees	3,075	5,053	(1,557)
Income taxes	(3,148)	2,699	965
Other liabilities	5,021	4,468	2,741
Net cash provided by operating activities	142,877	155,725	138,336
Cash Flows from Investing Activities			
Acquisition of property, plant and equipment	(72,200)	(55,823)	(47,716)
Proceeds from sale of assets	2,076	172	109
Acquisition of new businesses, net of cash acquired	(3,706)	–	–
Other investing activities	(207)	528	(440)
Net cash used in investing activities	(74,037)	(55,123)	(48,047)
Cash Flows from Financing Activities			
Proceeds from additional borrowings	184,074	139,344	222,553
Debt payments	(198,259)	(211,935)	(277,064)
Dividends paid	(41,968)	(39,013)	(37,042)
Proceeds from options exercised and other equity transactions	3,205	14,063	11,185
Net cash used in financing activities	(52,948)	(97,541)	(80,368)
Effect of exchange rate changes on cash and cash equivalents	(7,292)	(1,025)	(6,200)
Net increase in cash and cash equivalents	8,600	2,036	3,721
Cash and cash equivalents at beginning of year	14,255	12,219	8,498
Cash and cash equivalents at end of year	$22,855	$ 14,255	$ 12,219
Cash paid during the year for:			
Interest	$19,642	$ 19,932	$ 26,982
Income taxes	55,570	32,668	36,801
Capitalized interest	1,240	810	840

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands except share and per share amounts)	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Total Comprehensive Income
				Shares	Amount		
Balances at December 31, 2008	$5,396	$82,261	$ 873,444	5,798,297	$(116,217)	$(26,288)	
Net earnings			86,561				$ 86,561
Unrealized gain on cash flow hedges, arising during the period, net of tax of $118						826	826
Reclassification adjustment for cash flow hedges included in net income, net of tax of $141						(987)	(987)
Pension adjustment, net of tax of $3,329						(6,136)	(6,136)
Foreign currency translation						31,295	31,295
Total comprehensive income							$111,559
Cash dividends paid – $0.76 per share			(37,042)				
Share-based compensation		4,088		11,400	(228)		
Stock options exercised		901		(502,167)	10,065		
Nonvested stock issued upon vesting		(1,830)		(91,300)	1,830		
Benefit plans		34		(33,520)	672		
Other		50					
Balances at December 31, 2009	5,396	85,504	922,963	5,182,710	(103,878)	(1,290)	
Net earnings			107,144				$107,144
Unrealized gain on cash flow hedges, arising during the period, net of tax of $90						628	628
Reclassification adjustment for cash flow hedges included in net income, net of tax of $41						(284)	(284)
Pension adjustment, net of tax of $504						910	910
Foreign currency translation						(14,594)	(14,594)
Total comprehensive income							$ 93,804
Cash dividends paid – $0.79 per share			(39,013)				
Share-based compensation		5,746		3,400	(68)		
Stock options exercised		1,365		(582,174)	11,668		
Nonvested stock issued upon vesting		(4,609)		(229,951)	4,609		
Benefit plans		184		(28,273)	567		
Other		837					
Balances at December 31, 2010	5,396	89,027	991,094	4,345,712	(87,102)	(14,630)	
Net earnings			120,484				$120,484
Unrealized gain on cash flow hedges, arising during the period, net of tax of $356						914	914
Reclassification adjustment for cash flow hedges included in net income, net of tax of $272						(699)	(699)
Pension adjustment, net of tax of $2,536						3,652	3,652
Foreign currency translation						(28,285)	(28,285)
Total comprehensive income							$ 96,066
Cash dividends paid – $0.84 per share			(41,968)				
Share-based compensation		7,819					
Stock options exercised		242		(120,368)	2,412		
Nonvested stock issued upon vesting		(3,526)		(175,972)	3,526		
Benefit plans		148		(11,361)	229		
Other		477					
Balances at December 31, 2011	$5,396	$94,187	$1,069,610	4,038,011	$(80,935)	$(39,048)	

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

1. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation The consolidated financial statements include the accounts of Sensient Technologies Corporation and its subsidiaries (the "Company"). All significant intercompany accounts and transactions are eliminated.

Sensient Technologies Corporation is a leading global manufacturer and marketer of colors, flavors and fragrances. The Company uses advanced technologies at facilities around the world to develop specialty food and beverage systems, cosmetic and pharmaceutical systems, inkjet and specialty inks and colors and other specialty chemicals. The Company's reportable segments consist of the Flavors & Fragrances and Color Groups, which are managed on a products and services basis. The Asia Pacific and China Groups, which are managed on a geographic basis, are included in Corporate and Other.

Use of Estimates The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses during the reporting period and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue Recognition The Company recognizes revenue (net of estimated discounts, allowances and returns) when title to goods passes, the customer is obligated to pay the Company and the Company has no remaining obligations. Such recognition typically corresponds with the shipment of goods.

Cost of Products Sold Cost of products sold includes materials, labor and overhead expenses incurred in the manufacture of our products. Cost of products sold also includes charges for obsolete and slow moving inventories, as well as costs for quality control, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, other costs of our internal distribution network and costs incurred for shipping and handling. The Company records fees billed to customers for shipping and handling as revenue.

Selling and Administrative Expenses Selling and administrative expenses primarily include the salaries and related costs for executive, finance, accounting, human resources, information technology, research and development and legal personnel as well as salaries and related costs of salespersons and commissions paid to external sales agents.

Cash Equivalents The Company considers all highly liquid investments with maturities of three months or less at the date of acquisition as cash equivalents.

Accounts Receivable Receivables are recorded at their face amount, less an allowance for doubtful accounts. The allowance for doubtful accounts is based on customer-specific analysis and general matters such as current assessments of past due balances and economic conditions. Specific accounts are written off against the allowance for doubtful accounts when it is deemed that the receivable is no longer collectible.

Inventories Inventories are stated at the lower of cost or market. Market is determined on the basis of estimated realizable values. Cost is determined using the first-in, first-out ("FIFO") method with the exception of certain locations of the Flavors & Fragrances Group where cost is determined using a weighted average method. Inventories include finished and in-process products totaling $282.1 million and $261.6 million at December 31, 2011 and 2010, respectively, and raw materials and supplies of $132.4 million and $130.6 million at December 31, 2011 and 2010, respectively.

Property, Plant and Equipment Property, plant and equipment are recorded at cost reduced by accumulated depreciation. Depreciation is provided over the estimated useful life of the related asset using the straight-line method for financial reporting. The estimated useful lives for buildings and leasehold improvements range from 5 to 40 years. Machinery and equipment have useful lives ranging from 3 to 20 years. Interest costs on significant projects constructed or developed for the Company's own use are capitalized as part of the asset.

Goodwill and Other Intangible Assets The carrying value of goodwill is evaluated for impairment on an annual basis or when an indicator of impairment occurs. The impairment assessment includes comparing the carrying amount of net assets, including goodwill, of each reporting unit to its respective fair value as of the date of the assessment. Fair value was estimated based upon an evaluation of the reporting unit's estimated future discounted cash flow as well as the public trading and private transaction valuation multiples for comparable companies. For 2011, the Company completed a qualitative assessment noting no indicators of a change in fair value. Such determination of fair value yielded no impairment in 2011, 2010 or 2009.

The cost of intangible assets with determinable useful lives is amortized on a straight-line basis to reflect the pattern of economic benefits consumed, ranging from 5 to 20 years. These assets include technological know-how, customer relationships, patents, trademarks and non-compete agreements, among others.

Impairment of Long-lived Assets The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted cash flow analyses to determine if potential impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on the difference between fair value and carrying value.

Financial Instruments The Company may use derivative financial instruments for the purpose of hedging currency and interest rate exposures which exist as part of ongoing business operations. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes.

Hedge effectiveness is determined by how closely the changes in the fair value of the hedging instrument offset the changes in the fair value or cash flows of the hedged item. Hedge accounting is permitted only if the hedging relationship is expected to be highly effective at the inception of the transaction and on an ongoing basis. Any ineffective portions are recognized in earnings immediately.

Interest Rate Hedging The Company is exposed to interest rate risk through its corporate borrowing activities. The objective of the Company's interest rate risk management activities is to manage the levels of the Company's fixed and floating interest rate exposure to be consistent with the Company's preferred mix. The interest rate risk management program may include entering into interest rate swaps, which qualify as fair value hedges, when there is a desire to modify the Company's exposure to interest rates. Gains or losses on fair value hedges are recognized in earnings, net of gains and losses on the fair value of the hedged instruments.

Cash Flow Hedges The primary objectives of the foreign exchange risk management activities are to understand and mitigate the impact of potential foreign exchange fluctuations on the Company's financial results and its economic well-being. Generally, these risk management transactions involve the use of foreign currency derivatives to protect against exposure resulting from recorded accounts receivable and payable. The Company may utilize forward exchange contracts, generally with maturities of less than 12 months, which qualify as cash flow hedges. These foreign exchange contracts are intended to offset the effect of exchange rate fluctuations on recorded intercompany receivables and payables. Gains and losses on these instruments are deferred in accumulated other comprehensive (loss) income ("OCI") until the underlying transaction is recognized in earnings.

The Company's existing cash flow hedges are highly effective. As a result, any current impact on earnings due to cash flow hedge ineffectiveness is immaterial.

Net Investments Hedging The Company may enter into foreign-denominated debt to be used as a non-derivative instrument to hedge the Company's net investment in foreign subsidiaries. The change in the carrying amount of the foreign-denominated debt on the Company's books, attributable to changes in the spot foreign exchange rate, is a hedge of the net investment in its foreign subsidiaries. Changes in the fair value of debt designated as a net investment hedge are recorded in foreign currency translation in OCI.

Commodity Purchases The Company purchases certain commodities in the normal course of business that result in physical delivery of the goods and, hence, are excluded from Accounting Standards Codification ("ASC") 815, *Derivatives and Hedging*.

Translation of Foreign Currencies For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of foreign operations are translated into U.S. dollars at current exchange rates. Revenue and expense accounts are translated into U.S. dollars at average exchange rates prevailing during the year. Adjustments resulting from the translation of foreign accounts into U.S. dollars are recorded in foreign currency translation in OCI. Transaction gains and losses that occur as a result of transactions denominated in non-functional currencies are included in earnings and were not significant during the three-year period ended December 31, 2011.

Share-Based Compensation Share-based compensation expense is recognized on a straight line basis over the vesting period of each award recipient. See Note 6, *Share-Based Compensation,* for additional information.

Income Taxes The Company recognizes a current tax liability or asset for the estimated taxes payable or refundable on tax returns for the current year and a deferred tax liability or asset for the estimated future tax effects attributable to temporary differences and carryforwards. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax law. Deferred tax assets are reduced, if necessary, by the amount of any tax benefits for which the utilization of the asset is not considered likely.

Earnings Per Share The difference between basic and diluted earnings per share (EPS) is the dilutive effect of stock options and nonvested stock. Diluted EPS assumes that nonvested stock has vested and all dilutive stock options, for which the average market price exceeds the exercise price (in-the-money), are exercised. Stock options for which the exercise price exceeds the average market price (out-of-the-money) have an anti-dilutive effect on EPS, and accordingly, are excluded from the calculation. Weighted-average common shares for the computation of EPS were:

(in thousands)	2011	2010	2009
Basic weighted-average shares outstanding	49,746	49,138	48,379
Diluted weighted-average shares outstanding	49,937	49,424	48,641

In 2011, there were no anti-dilutive stock options. For the years 2010 and 2009, options for 0.1 million shares and 0.2 million shares, respectively, with weighted-average exercise prices of $30.07 and $24.11, respectively, were excluded from the diluted EPS calculation because their exercise prices were greater than the average market price of the common stock and their inclusion in the calculation would have been anti-dilutive. All earnings per share amounts are presented on a diluted basis unless otherwise noted.

Accumulated Other Comprehensive (Loss) Income Accumulated OCI is composed primarily of foreign currency translation, minimum pension liability and unrealized gains or losses on cash flow hedges. The components of OCI at December 31 were:

(in thousands)	2011	2010
Foreign currency translation	$(29,720)	$ (1,475)
Pension liability (net of tax)	(9,712)	(13,324)
Unrealized gain on cash flow hedges (net of tax)	384	169
Accumulated other comprehensive loss	$(39,048)	$(14,630)

Research and Development Research and development costs are recorded in selling and administrative expenses in the year they are incurred. Research and development costs were $33.2 million, $30.6 million and $29.3 million during the years ended December 31, 2011, 2010 and 2009, respectively.

Advertising Advertising costs are recorded in selling and administrative expenses as they are incurred. Advertising costs were $2.4 million, $1.5 million and $1.1 million during the years ended December 31, 2011, 2010 and 2009, respectively.

Environmental Liabilities The Company records liabilities related to environmental remediation obligations when estimated future expenditures are probable and reasonably estimable. Such accruals are adjusted as further information becomes available or as circumstances change. Estimated future expenditures are discounted to their present value when the timing and amount of future cash flows are fixed and readily determinable. Recoveries of remediation costs from other parties, if any, are recognized as assets when their receipt is assured.

Subsequent Events The Company performed an evaluation of subsequent events through the date these financial statements were issued.

New Pronouncements In September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-08, *Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment*, which gives companies the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The ASU is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company adopted this ASU which did not have any impact on its financial statements.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income,* which eliminates the option to present components of other comprehensive income as part of the statement of shareholders' equity. Companies will be required to present items of net income, items of other comprehensive income and total comprehensive income either in a single continuous statement or in two separate but consecutive statements. This guidance is effective for the Company beginning January 1, 2012. The adoption of this ASU will have no impact on the Company's financial condition or results of operations but will impact the presentation of the financial statements.

2. Acquisitions

In the fourth quarter of 2011, the Company acquired the remaining outstanding stock of Les Colorants Wackherr do Brasil ("Les Colorants"), a distributor of cosmetic ingredients in Brazil, for $4.6 million, which is net of the cash acquired.

Prior to the acquisition, the Company owned 50% of Les Colorants, a non-controlling interest. ASC 805, *Business Combinations,* requires that upon acquiring a controlling interest, the acquirer remeasure its previously held interest in the acquiree at its acquisition date fair value and recognize the gain or loss in earnings. The Company revalued its previously held interest in Les Colorants using a market approach and recognized a pre-tax gain of $3.6 million in earnings in the fourth quarter of 2011, included in selling and administrative expense in the Corporate & Other segment in the Consolidated Statement of Earnings. There is no tax impact of the gain. The final allocation of the purchase price for Les Colorants combined with the revaluation of the previously held interest resulted in goodwill and intangibles of $8.7 million. This acquisition has been accounted for as a purchase and the results of the entity's full operations have been included in the consolidated financial statements in the Color segment since the date of acquisition.

Also in the fourth quarter of 2011, the Company completed the acquisition of the remaining outstanding stock of LCW Polska, a cosmetic color and ingredients company located in Poznań, Poland. Prior to the acquisition, the Company owned 75% of LCW Polska. The acquisition is not material to the Company's consolidated financial statements.

3. Goodwill and Intangible Assets

At December 31, 2011 and 2010, goodwill is the only intangible asset that is not subject to amortization. The following table summarizes intangible assets with determinable useful lives by major category as of December 31, 2011 and 2010:

(in thousands except weighted average amortization years)	Weighted Average Amortization Years	2011		2010	
		Cost	Accumulated Amortization	Cost	Accumulated Amortization
Technological know-how	20.0	$ 8,776	$ (4,622)	$ 8,840	$ (4,242)
Customer relationships	20.0	7,838	(3,399)	7,222	(3,078)
Patents, trademarks, non-compete agreements and other	17.6	9,279	(5,212)	9,438	(4,961)
Total finite-lived intangibles	19.2	$25,893	$(13,233)	$25,500	$(12,281)

Amortization of intangible assets was $1.3 million in 2011, 2010 and 2009. Estimated amortization expense each year for the five years subsequent to December 31, 2011, is $1.4 million in each year from 2012 through 2016.

The changes in goodwill for the years ended December 31, 2011 and 2010, by reportable business segment, were as follows:

(in thousands)	Flavors & Fragrances	Color	Corporate & Other	Consolidated
Balance as of December 31, 2009	$139,091	$313,253	$3,651	$455,995
Currency translation impact	(2,699)	(8,638)	457	(10,880)
Balance as of December 31, 2010	136,392	304,615	4,108	445,115
Goodwill of acquired business	—	7,962	—	7,962
Currency translation impact	(3,700)	(5,198)	186	(8,712)
Balance as of December 31, 2011	$132,692	$307,379	$4,294	$444,365

4. Debt

Long-term Debt Long-term debt consisted of the following unsecured obligations at December 31:

(in thousands)	2011	2010
4.47% senior notes due November 2018	$ 25,000	$ —
4.14% senior notes due November 2017	25,000	—
4.91% senior notes due through May 2017	110,000	110,000
3.77% senior notes due November 2016	25,000	—
7.31% senior notes due November 2013	25,000	25,000
5.85% Euro-denominated senior notes due November 2013	25,061	25,876
5.78% Euro-denominated senior notes due November 2011	—	51,753
7.17% senior notes due November 2011	—	30,000
6.68% senior notes due January 2011	—	2,143
Long-term revolving loan agreement	73,814	28,871
Floating rate term loan	—	46,625
Various other notes	3,547	4,092
	312,422	324,360
Less current maturities	—	—
Total long-term debt	$312,422	$324,360

In March 2011, the Company entered into an agreement to issue $75 million in fixed-rate, senior notes. These notes were issued in November 2011 at fixed coupon rates of 3.77%, 4.14% and 4.47% per annum with maturities in 2016, 2017 and 2018, respectively. Proceeds from the sale of these notes have been used to repay maturing debt and for general corporate purposes.

In April 2011, the Company modified its revolving loan facility. The capacity of the credit facility has been increased from $300 million to $350 million and the facility will mature in April 2016. Interest rates on borrowings under the credit facility are at LIBOR plus a margin based on the Company's leverage ratio. The credit facility was used to repay the Company's floating rate term loan that would have matured in June 2012 and will be used for future liquidity needs.

The borrowings under the long-term revolving loan agreement had an average interest rate of 1.45% and 0.65% for the years ended December 31, 2011 and 2010, respectively. The borrowings under the floating rate term loan, which were paid off on April 7, 2011, had an average interest rate of 2.01% and 2.35% for the years ended December 31, 2011 and 2010, respectively.

The aggregate amounts of contractual maturities on long-term debt each year for the five years subsequent to December 31, 2011, are as follows: 2012, $0.3 million; 2013, $61.4 million; 2014, $11.3 million; 2015, $13.0 million; and 2016, $110.1 million.

The Company has approximately $0.3 million of long-term debt that matures in 2012. It is the Company's intention to refinance these maturities under the long-term revolving loan agreement and accordingly, that maturing debt has been classified as long-term debt in the Consolidated Balance Sheet.

The Company has $264.7 million available under the revolving credit facility and $25.4 million available under other lines of credit from several banks at December 31, 2011.

Substantially all of the senior loan agreements contain restrictions concerning interest coverage, borrowings, investments and tangible net worth amounts. The Company is in compliance with all of these restrictions at December 31, 2011. The following table summarizes the Company's most restrictive loan covenants calculated in accordance with the applicable agreements as of December 31, 2011:

(dollars in thousands)	Actual	Required
Debt to EBITDA (Maximum)	1.44	3.50
Net Worth (Minimum)	$1,049,210	$754,892
Interest Coverage (Minimum)	6.53	2.00

The Company has stand-by letters of credit outstanding of $6.5 million and $6.4 million as of December 31, 2011 and 2010, respectively.

Short-term Borrowings The Company's short-term borrowings consisted of the following items at December 31:

(in thousands)	2011	2010
Direct borrowings under the revolving loan agreement	$ 5,000	$ –
Uncommitted loans	12,434	20,476
Loans of foreign subsidiaries	5,540	4,974
Total	$22,974	$25,450

The weighted-average interest rates on short-term borrowings were 3.19% and 2.39% at December 31, 2011 and 2010, respectively.

5. Derivative Instruments and Hedging Activity

The Company may use derivative instruments for the purpose of hedging currency, commodity and interest rate exposures, which exist as part of ongoing business operations. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes. Hedge effectiveness is determined by how closely the changes in the fair value of the hedging instrument offset the changes in the fair value or cash flows of the hedged transaction. Hedge accounting, which generally results in the deferral of derivative gains and losses until such time as the underlying transaction is recognized in net earnings, is permitted only if the hedging relationship is expected to be highly effective at the inception of the transaction and on an ongoing basis. Any ineffective portions are recognized in earnings immediately.

The Company manages its exposure to foreign exchange risk by the use of forward exchange contracts and foreign currency denominated debt to reduce the effect of fluctuating foreign currencies on short-term foreign currency denominated intercompany transactions, non-functional currency raw material purchases, non-functional currency sales and other known foreign currency exposures. These forward exchange contracts generally have maturities of less than twelve months. The Company's primary hedging activities and their accounting treatment are summarized below:

Forward Exchange Contracts The forward exchange contracts that have been designated as hedges are accounted for as cash flow hedges. The Company had $27.9 million and $10.1 million of forward exchange contracts, designated as hedges, outstanding as of December 31, 2011 and 2010, respectively. Due to the short-term nature of these contracts, the results of these transactions are not material to the financial statements. In addition, the Company utilizes forward exchange contracts that are not designated as cash flow hedges and the results of these transactions are also not material to the financial statements.

Net Investment Hedges The Company has certain debt denominated in Euros and Swiss Francs. These debt instruments have been designated as partial hedges of the Company's Euro and Swiss Franc net asset positions. Changes in the fair value of this debt attributable to changes in the spot foreign exchange rate are recorded in foreign currency translation in OCI. As of December 31, 2011 and 2010, the total value of the Company's Euro and Swiss Franc debt was $98.9 million and $106.5 million, respectively. For the years ended December 31, 2011 and 2010, the impact of foreign exchange rates on these debt instruments has decreased debt by $2.5 million and $6.0 million, respectively, and these amounts have been recorded as foreign currency translation in OCI.

Concentrations of Credit Risk Counterparties to forward exchange contracts consist of large international financial institutions. While these counterparties may expose the Company to potential losses due to the credit risk of non-performance, losses are not anticipated. Concentrations of credit risk with respect to trade accounts receivable are limited by the large number of customers, generally short payment terms and their dispersion across geographic areas.

6. Share-Based Compensation

The Company has various stock plans under which employees and directors may be granted nonvested stock, non-qualified stock options or incentive stock options. Upon vesting, the stock options allow the participant to purchase common stock at 100% of the market price on the day the options were granted. No options were granted in 2011, 2010 or 2009.

As of December 31, 2011, there were 1.5 million shares available to be granted as future stock options and nonvested stock under existing stock plans. Of the shares available, 0.9 million may be awarded as nonvested stock. Stock options become exercisable over a three-year vesting period, or earlier upon retirement, and expire 10 years from the date of grant. Expense for stock options is recognized on a straight-line basis over three years from the date of grant or over the period from the date of grant until the participant is retirement-eligible, whichever is less. Treasury shares are issued for nonvested stock awards and for the exercise of stock options.

The following table summarizes the transactions involving the stock option plans:

(in thousands except exercise price and life)	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	1,450	$21.17	5.0	$4,110
Exercised	(502)	19.34		
Cancelled	(38)	22.58		
Outstanding at December 31, 2009	910	22.13	4.4	3,852
Exercised	(582)	22.16		
Outstanding at December 31, 2010	328	22.06	3.9	4,807
Exercised	(121)	21.55		
Outstanding at December 31, 2011	207	$22.36	3.1	$3,222
Exercisable at December 31, 2011	207	$22.36	3.1	$3,222

The aggregate intrinsic values of stock options exercised during 2011, 2010 and 2009, were $1.7 million, $3.9 million and $2.5 million, respectively.

As of December 31, 2011, all stock options outstanding were vested.

The following table summarizes information concerning outstanding and exercisable stock options at December 31, 2011:

	Range of Exercise Price		
(in thousands except life and exercise price)	$18.57-20.06	$20.07-22.99	$23.00-30.07
Options outstanding	50	38	119
Weighted-average remaining contractual life, in years	2.8	2.7	3.4
Weighted-average exercise price	$19.11	$20.63	$24.29
Options exercisable	50	38	119
Weighted-average exercise price	$19.11	$20.63	$24.29

The Company's stock plans also provide for the awarding of nonvested stock. Expense for shares of nonvested stock is recognized over five years from the date of grant or during the period from the date of grant until the participant attains age 65, whichever is less. During the period of restriction, the holder of nonvested stock has voting rights and is entitled to receive all dividends and other distributions paid with respect to the stock. The Company expenses awards for nonvested stock based on the fair value of the Company's common stock at the date of the grant.

The following table summarizes the nonvested stock activity:

(in thousands except fair value)	Shares	Grant Date Weighted-Average Fair Value	Aggregate Intrinsic Value
Outstanding at December 31, 2008	454	$24.42	$10,847
Granted	235	24.78	
Vested	(131)	24.66	
Cancelled	(134)	24.76	
Outstanding at December 31, 2009	424	24.44	11,142
Granted	265	34.45	
Vested	(259)	27.92	
Cancelled	(67)	24.79	
Outstanding at December 31, 2010	363	29.20	13,340
Granted	270	35.48	
Vested	(175)	34.04	
Cancelled	(58)	28.45	
Outstanding at December 31, 2011	400	$31.42	$15,142

The total intrinsic values of shares vested during 2011, 2010 and 2009, was $6.2 million, $9.2 million and $3.3 million, respectively.

As of December 31, 2011, total remaining unearned compensation, net of expected forfeitures, related to nonvested stock was $9.0 million, which will be amortized over the weighted-average remaining service period of 2.6 years.

Total pre-tax share-based compensation recognized in the Consolidated Statements of Earnings was $7.8 million, $5.7 million and $3.9 million in 2011, 2010 and 2009, respectively. Tax related benefits of $1.2 million, $0.7 million and $0.5 million were also recognized in 2011, 2010 and 2009, respectively. Cash received from the exercise of stock options was $2.6 million, $12.9 million and $9.7 million for 2011, 2010 and 2009, respectively, and is reflected in cash flows from financing activities in the Consolidated Statements of Cash Flows.

7. Retirement Plans

The Company provides benefits under defined contribution plans including a savings plan and an employee stock ownership plan ("ESOP"). The savings plan covers substantially all domestic salaried and certain non-union hourly employees and provides for matching contributions up to 4% of each employee's salary. The ESOP covers substantially all domestic employees and provides for contributions based on a percentage of each employee's compensation as determined by the Board of Directors. Total expense for the Company's defined contribution plans was $4.3 million, $3.5 million and $3.8 million in 2011, 2010 and 2009, respectively.

Although the Company intends for these defined contribution plans to be the primary retirement benefit for most employees, the Company also has several defined benefit plans. The funded status of the defined benefit plans was as follows at December 31:

(in thousands)	2011	2010
Benefit obligation at beginning of year	$ 63,790	$ 58,142
Service cost	2,419	1,896
Interest cost	2,778	2,902
Plan amendments	–	1,099
Foreign currency exchange rate changes	(364)	178
Benefits paid	(3,168)	(2,665)
Actuarial (gain) loss	(516)	2,238
Benefit obligation at end of year	64,939	63,790
Plan assets at beginning of year	26,029	22,720
Company contributions	3,641	3,873
Foreign currency exchange rate changes	(385)	231
Benefits paid	(3,168)	(2,665)
Actual gain on plan assets	2,580	1,870
Plan assets at end of year	28,697	26,029
Funded status	$(36,242)	$(37,761)
Accumulated benefit obligation	$ 61,714	$ 59,903

Amounts recognized in the Consolidated Balance Sheets at December 31:

(in thousands)	2011	2010
Accrued employee and retiree benefits	$(45,134)	$(45,265)
Prepaid expenses and other current assets	8,892	7,504
Net liability	$(36,242)	$(37,761)

Components of annual benefit cost:

(in thousands)	2011	2010	2009
Service cost	$2,419	$1,896	$1,285
Interest cost	2,778	2,902	2,961
Expected return on plan assets	(1,520)	(1,367)	(1,103)
Amortization of prior service cost	3,112	3,011	1,824
Recognized actuarial loss	1,388	1,252	166
Defined benefit expense	$8,177	$7,694	$5,133

Weighted-average liability assumptions as of December 31:

	2011	2010
Discount rate	4.27%	4.35%
Expected return on plan assets	5.00%	5.80%
Rate of compensation increase	4.11%	4.27%

Weighted-average cost assumptions for the year ended December 31:

	2011	2010
Discount rate	4.35%	5.04%
Expected return on plan assets	5.80%	6.06%
Rate of compensation increase	4.27%	4.38%

The aggregate amounts of benefits expected to be paid from defined benefit plans in each of the next five years subsequent to December 31, 2011, which include employees' expected future service, are as follows: 2012, $2.7 million; 2013, $7.7 million; 2014, $25.3 million; 2015, $2.1 million; 2016, $3.0 million; and $12.0 million in total for the years 2017 through 2021.

The Company expects to contribute $4.7 million to defined benefit plans in 2012.

Amounts recognized in accumulated other comprehensive income were as follows:

(in thousands)	2011	2010
Prior service cost	$3,330	$ 6,445
Unrecognized net actuarial loss	11,668	14,741

The estimated prior service cost and actuarial loss for the defined benefit plans that will be amortized from accumulated other comprehensive loss into periodic benefit cost during 2012 are $2.0 million and $0.8 million, respectively.

8. Income Taxes

The provision for income taxes was as follows:

(in thousands)	2011	2010	2009
Currently payable:			
Federal	$28,480	$11,476	$16,637
State	2,845	1,939	2,711
Foreign	22,713	24,949	21,161
	54,038	38,364	40,509
Deferred (benefit) expense:			
Federal	(5,669)	7,320	(2,287)
State	(274)	404	40
Foreign	2,805	961	(1,648)
	(3,138)	8,685	(3,895)
Income taxes	$50,900	$47,049	$36,614

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consisted of the following:

(in thousands)	2011	2010
Deferred tax assets:		
Benefit plans	$15,597	$12,802
Liabilities and reserves	9,482	10,397
Foreign operating loss carryovers	32,397	39,536
Other	16,084	14,782
Gross deferred tax assets	73,560	77,517
Valuation allowance	(34,863)	(39,084)
Deferred tax assets	38,697	38,433
Deferred tax liabilities:		
Property, plant and equipment	(18,565)	(24,298)
Other assets	(1,999)	(2,755)
Other	(25,182)	(19,820)
Deferred tax liabilities	(45,746)	(46,873)
Net deferred tax liabilities	$ (7,049)	$ (8,440)

At December 31, 2011, foreign operating loss carryovers were $114.0 million. Included in the foreign operating loss carryovers are losses of $7.3 million that expire through 2026 and $106.7 million that do not have an expiration date. At December 31, 2011, state operating loss carryovers were $111.3 million, all of which expire through 2026.

The effective tax rate differed from the statutory federal income tax rate of 35% as described below:

	2011	2010	2009
Taxes at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	1.0	1.1	1.6
Tax credits	(0.2)	(0.3)	(0.3)
Taxes on foreign earnings	(2.5)	(3.7)	(3.6)
Resolution of prior years' tax matters	(0.6)	(1.5)	(2.1)
Valuation allowance adjustments	(0.6)	—	(0.4)
Revaluation of previously held interest	(0.7)	—	—
Other, net	(1.7)	(0.1)	(0.5)
Effective tax rate	29.7%	30.5%	29.7%

Earnings before income taxes were as follows:

(in thousands)	2011	2010	2009
United States	$ 70,023	$ 56,150	$ 46,467
Foreign	101,361	98,043	76,708
Total	$171,384	$154,193	$123,175

Federal and state income taxes are provided on international subsidiary income distributed to or taxable in the U.S. during the year. At December 31, 2011, federal and state taxes have not been provided for approximately $340.5 million of unremitted earnings of the foreign subsidiaries that are considered to be invested indefinitely. Determination of the deferred tax liability on such earnings is not practicable.

A reconciliation of the change in the liability for unrecognized tax benefits for 2011 and 2010 is as follows:

(in thousands)	2011	2010
Balance at beginning of year	$9,423	$12,213
Increases for tax positions taken in the current year	694	677
Increases for tax positions taken in prior years	365	870
Decreases for tax positions taken in prior years	(147)	(792)
Decreases related to settlements with tax authorities	(206)	(2,276)
Decreases as a result of lapse of the applicable statutes of limitations	(1,077)	(846)
Foreign currency exchange rate changes	(265)	(423)
Balance at the end of year	$8,787	$ 9,423

The amount of the unrecognized tax benefits that would affect the effective tax rate, if recognized, was approximately $8.0 million. The Company recognizes interest and penalties related to the unrecognized tax benefits in income tax expense. Approximately $1.4 million of accrued interest and penalties is reported as an income tax liability at December 31, 2011. The liability for unrecognized tax benefits relates to multiple jurisdictions and is reported in Other liabilities on the Consolidated Balance Sheet at December 31, 2011.

The Company believes that it is reasonably possible that the total amount of liability for unrecognized tax benefits as of December 31, 2011, will decrease by approximately $2.2 million during 2012. The potential decrease relates to various tax matters for which the statute of limitations may expire or will be otherwise settled in 2012. The amount that is ultimately recognized in the financial statements will be dependent upon various factors including potential increases or decreases to unrecognized tax benefits as a result of examinations, settlements and other unanticipated items that may occur during the year. With limited exceptions, the Company is no longer subject to federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004.

9. Segment and Geographic Information

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income of the respective business units before restructuring charges, interest expense and income taxes. Total revenue and operating income by business segment and geographic region include both sales to customers, as reported in the Company's Consolidated Statements of Earnings, and intersegment sales, which are accounted for at prices that approximate market prices and are eliminated in consolidation. Corporate and Other revenue consists primarily of flavor, fragrances and color products sold by the Asia Pacific and China Groups.

Assets by business segment and geographic region are those assets used in the Company's operations in each segment and geographic region. Segment assets reflect the allocation of goodwill to each segment. Corporate and Other assets consist primarily of property and investments.

Segment Information The Company's operations, except for the Asia Pacific Group and China Group, are managed on a products and services basis. The Company determines its operating segments based on information utilized by the chief operating decision maker to allocate resources and assess performance. The Company's reportable segments consist of Flavors & Fragrances and Color. The Company's Flavors & Fragrances segment produces flavor and fragrance products that impart a desired taste, texture, aroma or other characteristic to a broad range of consumer and other products. The Color segment produces natural and synthetic color systems for pharmaceuticals, foods and beverages; colors and formulations for cosmetics; and technical colors for industrial applications and digital imaging. Two additional segments, the Asia Pacific Group and the China Group, are included in the Corporate & Other column on the next page.

(in thousands)	Flavors & Fragrances	Color	Corporate & Other	Consolidated
2011				
Revenue from external customers	$833,663	$467,691	$129,435	$1,430,789
Intersegment revenue	27,017	24,190	2,400	53,607
Total revenue	860,680	491,881	131,835	1,484,396
Operating income (loss)	130,849	90,217	(30,243)	190,823
Interest expense	–	–	19,439	19,439
Earnings (loss) before income taxes	130,849	90,217	(49,682)	171,384
Assets	804,983	695,251	153,930	1,654,164
Capital expenditures	35,034	30,121	7,045	72,200
Depreciation and amortization	26,860	14,086	5,153	46,099
2010				
Revenue from external customers	$786,532	$430,782	$110,866	$1,328,180
Intersegment revenue	22,521	16,679	2,313	41,513
Total revenue	809,053	447,461	113,179	1,369,693
Operating income (loss)	121,997	77,404	(24,824)	174,577
Interest expense	–	–	20,384	20,384
Earnings (loss) before income taxes	121,997	77,404	(45,208)	154,193
Assets	785,205	676,656	137,407	1,599,268
Capital expenditures	27,214	22,306	6,303	55,823
Depreciation and amortization	24,896	13,473	5,054	43,423
2009				
Revenue from external customers	$755,525	$358,761	$87,126	$1,201,412
Intersegment revenue	17,347	16,046	1,280	34,673
Total revenue	772,872	374,807	88,406	1,236,085
Operating income (loss)	124,482	58,685	(36,204)	146,963
Interest expense	–	–	23,788	23,788
Earnings (loss) before income taxes	124,482	58,685	(59,992)	123,175
Assets	800,156	651,446	140,089	1,591,691
Capital expenditures	28,696	11,865	7,155	47,716
Depreciation and amortization	24,155	13,098	4,930	42,183

Geographic Information The Company has manufacturing facilities or sales offices in North America, South America, Europe, Asia, Australia and Africa.

(in thousands)	2011	2010	2009
Revenue from external customers:			
North America	$ 737,154	$ 699,429	$ 650,847
Europe	405,312	374,616	334,755
Asia Pacific	190,404	166,809	137,804
Other	97,919	87,326	78,006
Consolidated	$1,430,789	$1,328,180	$1,201,412
Long-lived assets:			
North America	$ 444,656	$ 420,084	$ 407,758
Europe	456,248	470,811	493,263
Asia Pacific	35,151	34,993	31,605
Other	11,239	1,075	956
Consolidated	$ 947,294	$ 926,963	$ 933,582

Sales in the United States, based on the final country of destination of the Company's products, were $561.9 million, $529.6 million and $495.6 million in 2011, 2010 and 2009, respectively. No other country of destination exceeded 10% of consolidated sales. Total long-lived assets in the United States amounted to $345.1 million, $317.5 million and $311.9 million at December 31, 2011, 2010 and 2009, respectively.

10. Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures,* defines fair value for financial assets and liabilities, establishes a framework for measuring fair value in Generally Accepted Accounting Principles ("GAAP") and expands disclosures about fair value measurements. As of December 31, 2011 and 2010, the Company's only assets and liabilities subject to this standard are forward contracts, investments in a money market fund and municipal bonds and defined benefit plan assets. The fair value of the forward exchange contracts based on current pricing obtained for comparable derivative products (Level 2 inputs) at December 31, 2011 and 2010, was an asset of $0.4 million and a liability of $0.1 million, respectively. The fair value of the investments based on December 31, 2011 and 2010, market quotes (Level 1 inputs) was an asset of $17.4 million and $14.2 million, respectively. The fair value of the defined benefit plan assets based on December 31, 2011 and 2010, market quotes (Level 1 inputs) was an asset of $28.7 million and $26.0 million, respectively.

The carrying values of the Company's cash and cash equivalents, trade accounts receivable, accounts payable, accrued expenses and short-term borrowings approximated fair values as of December 31, 2011 and 2010.

The fair value of the Company's long-term debt, including current maturities, is estimated using discounted cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value of the long-term debt at December 31, 2011 and 2010, was $312.4 million and $324.4 million, respectively. The fair value of the long-term debt at December 31, 2011 and 2010, was approximately $335.6 million and $334.2 million, respectively.

11. Restructuring Charges

The Company recorded a restructuring charge of $4.8 million ($3.7 million after tax) in the fourth quarter of 2011 related to a plan to improve the profitability and efficiency of selected operations. The restructuring charge mainly includes severance and other employee separation costs which are recorded in selling and administrative expense in the Corporate & Other segment in the Consolidated Statement of Earnings. The plan will result in the reduction of global headcount of approximately 70 employees across the Flavors & Fragrances and Color segments. Of the total restructuring charge, $4.3 million related to the Flavors & Fragrances segment and $0.5 million related to the Color segment. As of December 31, 2011, $2.8 million has been spent on the restructuring resulting in a remaining reserve of $1.9 million, net of a translation adjustment of $0.1 million. Costs to be incurred in 2012 as a result of this plan are not expected to be significant.

12. Commitments and Contingencies

LEASES

The Company leases certain facilities and equipment under operating lease arrangements. Aggregate minimum rental commitments at December 31, 2011, for all noncancelable operating leases with an initial lease term greater than one year for the years ending December 31 are as follows: 2012, $7.7 million; 2013, $5.6 million; 2014, $4.1 million; 2015, $3.3 million; 2016, $1.8 million; and $15.8 million thereafter.

Rent expense totaled $11.7 million, $10.4 million and $10.7 million during the years ended December 31, 2011, 2010 and 2009, respectively.

COMMERCIAL LITIGATION

Cherry Blossom Litigation

Cherry Blossom LLC, a Traverse City, Michigan contractor that had produced cherry products for the Company, ceased operations in May 2009. At the time, Cherry Blossom had physical possession of brined cherries belonging to the Company with a book value of approximately $0.5 million. Despite the Company's demands, Cherry Blossom refused to permit the Company to take possession of the cherries for processing elsewhere.

In June 2009, the Company sued Cherry Blossom in the Circuit Court of Grand Traverse County, Michigan, seeking an order for return of the cherries. Cherry Blossom's asset based lender, Crossroads Financial (which claimed to be owed $1.4 million) ("Crossroads"), intervened and claimed a senior lien on the cherries. The Circuit Court denied the Company's request for immediate possession and permitted Cherry Blossom to retain and process the cherries. The Circuit Court later held that Crossroads held a senior lien on the cherries and was entitled to receive the proceeds from the sale of the cherries. The Circuit Court also denied the Company's cross claims against Crossroads to recoup certain overpayments that the Company made to Cherry Blossom/Crossroads and to recoup payments made by the Company to the United States Department of Labor on Cherry Blossom's/Crossroads' behalf. The Company has appealed these adverse decisions of the Circuit Court.

Crossroads asserted a claim against the Company for money damages in an undetermined amount. Crossroads claimed that it has a lien on all of Cherry Blossom's accounts receivable from the Company and that the Company had performed a number of offsets against its accounts payable to Cherry Blossom in derogation of Crossroads' rights as lienholder. The Circuit Court denied Crossroads' claims for money damages against the Company. Crossroads has appealed this decision of the Circuit Court.

The Company and Crossroads have completed briefing on their respective appeals. The appellate court will now decide whether, and if so when, to grant oral argument. The appellate court is likely to make a decision regarding oral argument in early 2012.

Cherry Blossom counterclaimed against the Company, alleging that Cherry Blossom had purchased exclusive rights to certain proprietary cherry processing formulas used in the Company's cherry product. Cherry Blossom sought a preliminary injunction against the Company's delivery of copies of the formulas to any third party. The Court denied Cherry Blossom's motion regarding the formulas and eventually dismissed Cherry Blossom's claims. The Company also initiated a suit against Cherry Blossom in the United States District Court for the Western District of Michigan seeking a declaratory judgment that the Company has the right to use the cherry processing formulas. Because Cherry Blossom subsequently filed a petition in bankruptcy, the Federal District Court closed the matter. This closing was for administrative purposes only and did not constitute a decision on the merits.

Christopher Hubbell, a principal of Cherry Blossom, has personally filed a petition for bankruptcy. The Company has opposed the bankruptcy petition to the extent Mr. Hubbell seeks a discharge of the Company's alleged damages arising from his own fraudulent acts connected to Cherry Blossom's granting of an allegedly superior interest in the Company's cherries to Crossroads Financial.

Hubbell has moved the bankruptcy court to dismiss the Company's adverse claims against him. Hubbell argued that the bankruptcy court should dismiss the Company's adverse claims because the Company has not had to pay Crossroads money as a result of Crossroads' claims against the Company. At a hearing on January 20th, 2012 the bankruptcy court denied Hubbell's motion to dismiss and scheduled a trial for the third week of August, 2012.

S.A.M. (Amaral) v. Sensient Technologies Corp., et al.

On August 5, 2010, the owners and operators of a 135-acre vineyard near the dehydration facility formerly operated by Sensient Dehydrated Flavors, LLC ("SDF") in Greenfield, California, filed a lawsuit in California state court in Monterey, California. The lawsuit names as defendants both Sensient Technologies Corporation ("Sensient") and SDF. A response to the complaint was filed on October 1, 2010. The suit sets out claims for nuisance per se, trespass and negligence per se and alleges almost a million dollars in losses plus punitive damages, all based on the fact that, between the summer of 2007 and early October 2009, SDF was processing onions that allegedly caused an "onion taint" in the grapes and wine produced from the plaintiffs' vineyard. While SDF had an air permit covering its operations, its Monterey County use permit specifically named only chili peppers, celery and parsley, but not onions, as commodities that could be dehydrated at the Greenfield facility. SDF's effort to modify the Greenfield facility's use permit to specifically include the processing of onions was blocked by local vineyard owners. SDF has since closed and then sold its Greenfield facility and consolidated its onion dehydration operations at its fully-permitted and more efficient facility at Livingston, California.

This lawsuit follows an earlier lawsuit (J. Lohr Vineyards and Wines v. Sensient Technologies) (the "Lohr lawsuit") brought by a larger, adjacent landowner. The Lohr lawsuit was settled in December 2009, with an agreement that included SDF's abandonment of onion processing at its Greenfield facility but did not require the payment of any settlement amount to Lohr despite Lohr's substantial damage claims. The S.A.M. plaintiffs have essentially copied, and seek to rely upon, the factual allegations and expert analyses developed in the Lohr lawsuit before a settlement was reached. The S.A.M. plaintiffs will not, however, be receiving any assistance from Lohr. Sensient and SDF believe the S.A.M. plaintiffs' claims are without merit and intend to pursue a vigorous defense.

While trial of the matter was originally set for October 31, 2011, the trial date was vacated because the S.A.M. plaintiffs' counsel obtained new employment and could no longer represent the plaintiffs. The S.A.M. plaintiffs, after some delay and a threat of sanctions from the court, have obtained new counsel. A case management conference was held on February 17, 2012. The court set the case for jury trial to commence on April 23, 2012. The court also directed the parties to attend a settlement conference on March 9, although it is anticipated that this conference may be delayed until discovery is conducted.

Daito Kasei Kogyo Co. Ltd. v. Sensient Cosmetic Technologies SAS

In 1992 Sensient Cosmetic Technologies SAS ("SCT") and Daito Kasei Kogyo Co., Ltd. ("Daito") entered into a distribution agreement pursuant to which SCT became the exclusive distributor in Europe of coloring agents and ingredients manufactured in Japan by Daito and, in turn, Daito became the exclusive distributor in Japan of certain products produced in France by SCT. By 2008, the sale of Daito products represented €4 million of SCT's sales. In contrast, Daito's sales of SCT's products in Japan amounted to only €0.4 million in 2008. The agreement was entered into for an initial period to end on December 31, 1993, and was tacitly renewed for two-year periods through December 31, 2009, subject to a requirement of six months' notice for termination.

On July 7, 2009, Daito notified SCT of its decision to terminate SCT's distributorship in Europe, with effect as of February 10, 2010. SCT informed Daito that the notice of termination was insufficient in light of the lengthy commercial relationship between the parties. Daito eventually ostensibly agreed to extend the notice period but the commercial relationship did not function as it had in the past. On August 10, 2010, SCT filed a complaint before the Paris Commercial Court alleging that Daito wrongfully terminated its long-standing established commercial relationship with SCT, that SCT should have been given a notice period of thirty-six months in light of the twenty-year relationship between the parties and that Daito should pay damages to SCT of over €3.8 million.

On January 26, 2011, Daito filed a response in a hearing of the Court in which it denied any liability for SCT's claims and asserted counter-claims of €1.5 million for unlawful termination of Daito's distributorship in Japan, unlawful termination of an alleged "agency contract" in Japan and SCT's cancellation of certain Daito orders in October 2010.

At a hearing on May 4, 2011, Daito's counsel indicated that she would no longer represent Daito in this case due to a conflict of interest. On September 14, 2011, new counsel appeared for Daito at a hearing and filed slightly amended pleadings contending that SCT had not suffered any loss as a result of the termination. SCT responded to the amended pleadings confirming the extent of its losses at a hearing on November 9, 2011. At a hearing on February 1, 2012, SCT re-asserted its claims against Daito and again requested dismissal of Daito's counter claims. No trial date has been set.

The Company is involved in various other claims and litigation arising in the normal course of business. In the judgment of management, which relies in part on information from Company counsel, the ultimate resolution of these actions will not materially affect the consolidated financial statements of the Company except as described above.

Management's Report on Internal Control Over Financial Reporting

The management of Sensient Technologies Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. It is management's policy to maintain a control-conscious environment through an effective system of internal accounting controls. These controls are supported by the careful selection of competent and knowledgeable personnel and by the communication of standard accounting and reporting policies and procedures throughout the Company. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

The Company's independent registered public accounting firm has issued its report on the Company's internal control over financial reporting. This report appears on page 43.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Sensient Technologies Corporation
Milwaukee, Wisconsin

We have audited the accompanying consolidated balance sheets of Sensient Technologies Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sensient Technologies Corporation and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sensient Technologies Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2012, expressed an unqualified opinion thereon.


Ernst + Young LLP

Milwaukee, Wisconsin
February 27, 2012

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of
Sensient Technologies Corporation
Milwaukee, Wisconsin

We have audited Sensient Technologies Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sensient Technologies Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sensient Technologies Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sensient Technologies Corporation as of December 31, 2011 and 2010, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated February 27, 2012, expressed an unqualified opinion thereon.

Ernst & Young LLP

Milwaukee, Wisconsin
February 27, 2012

Quarterly Data

(in thousands except per share amounts) (unaudited)	Revenue	Gross Profit	Net Earnings	Net Earnings Per Share Basic	Net Earnings Per Share Diluted
2011					
First Quarter	$349,686	$107,707	$26,415	$0.53	$0.53
Second Quarter	376,994	119,143	33,486	0.67	0.67
Third Quarter	363,751	114,665	31,997	0.64	0.64
Fourth Quarter	340,358	108,137	28,586	0.57	0.57
2010					
First Quarter	$314,076	$94,946	$23,467	$0.48	$0.48
Second Quarter	333,969	104,961	28,685	0.58	0.58
Third Quarter	340,868	106,276	29,217	0.59	0.59
Fourth Quarter	339,267	102,176	25,775	0.52	0.52

Common Stock Prices and Dividends

	Market Price High	Market Price Low	Dividends Per Share
2011			
First Quarter	$37.68	$32.11	$0.21
Second Quarter	38.44	34.74	0.21
Third Quarter	39.69	30.15	0.21
Fourth Quarter	39.10	31.26	0.21
2010			
First Quarter	$29.72	$24.76	$0.19
Second Quarter	32.40	25.87	0.20
Third Quarter	31.00	25.69	0.20
Fourth Quarter	37.61	30.29	0.20

Company Stock Performance

This graph compares the cumulative total shareholder return for the Company's common stock over the last five years to the total returns on the Standard & Poor's Midcap Specialty Chemicals Index (the "S&P Midcap Specialty Chemicals Index"), the Standard & Poor's Midcap Food Products Index (the "S&P Midcap Food Products Index") and the Standard & Poor's 500 Stock Index (the "S&P 500 Index"). The graph assumes a $100 investment made on December 31, 2006, and reinvestment of dividends. The stock performance shown on the graph is not necessarily indicative of future price performance.


$200
$150
$100
$50
2006
2007
2008
2009
2010
2011
Sensient Technologies Corporation
S&P Midcap Specialty Chemicals Index
S&P Midcap Food Products Index
S&P 500 Index

	2006	2007	2008	2009	2010	2011
Sensient Technologies Corporation	$100	$118	$102	$116	$166	$175
S&P Midcap Specialty Chemicals Index	100	103	60	94	131	153
S&P Midcap Food Products Index	100	101	81	92	115	138
S&P 500 Index	100	105	67	84	97	99

Five Year Review

(in thousands except employee and per share data) Years ended December 31,	2011		2010		2009		2008		2007	
Summary of Operations										
Revenue	$1,430,789	100.0%	$1,328,180	100.0%	$1,201,412	100.0%	$1,252,620	100.0%	$1,184,778	100.0%
Cost of products sold	981,137	68.6	919,821	69.3	832,382	69.3	871,754	69.6	822,479	69.5
Selling and administrative expenses	258,829	18.1	233,782	17.6	222,067	18.5	219,267	17.5	214,929	18.1
Operating income	190,823	13.3	174,577	13.1	146,963	12.2	161,599	12.9	147,370	12.4
Interest expense	19,439	1.4	20,384	1.5	23,788	2.0	32,306	2.6	36,127	3.0
Earnings before income taxes	171,384	12.0	154,193	11.6	123,175	10.3	129,293	10.3	111,243	9.4
Income taxes	50,900	3.6	47,049	3.5	36,614	3.0	38,432	3.1	33,457	2.8
Net earnings	$ 120,484	8.4%	$ 107,144	8.1%	$ 86,561	7.2%	$ 90,861	7.3%	$ 77,786	6.6%
Earnings per share:										
Basic	$ 2.42		$ 2.18		$ 1.79		$ 1.91		$ 1.66	
Diluted	$ 2.41		$ 2.17		$ 1.78		$ 1.89		$ 1.65	
Other Related Data										
Dividends per share, declared and paid	$ 0.84		$ 0.79		$ 0.76		$ 0.74		$ 0.68	
Average common shares outstanding:										
Basic	49,746		49,138		48,379		47,654		46,740	
Diluted	49,937		49,424		48,641		48,131		47,257	
Book value per common share	$ 20.87		$ 19.70		$ 18.49		$ 16.87		$ 17.10	
Price range per common share	30.15-39.69		24.76-37.61		18.42-29.07		21.05-33.12		23.66-31.99	
Share price at December 31	37.90		36.73		26.30		23.88		28.28	
Capital expenditures	72,200		55,823		47,716		53,680		41,961	
Depreciation	44,771		42,109		40,881		42,798		42,849	
Amortization	1,328		1,314		1,302		1,647		1,463	
Total assets	1,654,164		1,599,268		1,591,691		1,525,437		1,564,182	
Long-term debt	312,422		324,360		388,852		445,682		449,621	
Total debt	335,396		349,810		428,033		479,895		507,108	
Shareholders' equity	1,049,210		983,785		908,695		818,596		814,421	
Return on average shareholders' equity	11.4%		11.6%		10.0%		10.7%		10.2%	
Total debt to total capital	24.2%		26.2%		32.0%		37.0%		38.4%	
Employees	3,887		3,618		3,570		3,613		3,623	

The 2011 results include a charge of $4.8 million ($3.7 million after tax, or $0.07 per share) related to the Company's plan to improve the profitability and efficiency of selected operations. The 2011 results also include a gain of $3.6 million ($3.6 million after tax, or $0.07 per share) related to the revaluation of the Company's non-controlling interest in Les Colorants.

The 2010 results include a credit of $1.5 million ($0.9 million after tax, or $0.02 per share) for additional insurance proceeds received on the 2009 environmental claims.

The 2009 results include charges for the settlement of environmental claims and related legal expenses, net of insurance reimbursements, of $11.3 million ($6.9 million after-tax, or $0.14 per share).

BOARD OF DIRECTORS

Kenneth P. Manning, 70
Chairman, President and Chief Executive Officer
Sensient Technologies Corporation
Elected Director in 1989 (2, 6)

Hank Brown, 72
President Emeritus
University of Colorado
Elected Director in 2004 (1, 4, 5)

Fergus M. Clydesdale, Ph.D., 75
Distinguished Professor,
Department of Food Science, and Director
of the Food Science Policy Alliance at the
University of Massachusetts – Amherst
Elected Director in 1998 (2, 3, 4, 6)

James A.D. Croft, 74
Chairman
Bartlodge Limited
Elected Director in 1997 (1, 2, 3, 6)

William V. Hickey, 67
President and Chief Executive Officer
Sealed Air Corporation
Elected Director in 1997 (1, 2, 4, 5)

Peter M. Salmon, 62
President
International Food Network, Inc.
Elected Director in 2005 (5, 6)

Elaine R. Wedral, Ph.D., 67
Retired, Former President
Nestle's Research and Development
Worldwide Food Service Systems
Elected Director in 2006 (5, 6)

Essie Whitelaw, 64
Retired, Former Senior Vice President, Operations
Wisconsin Physician Services
Elected Director in 1993 (3, 4)

ELECTED OFFICERS

Kenneth P. Manning, 70
Chairman, President and Chief Executive Officer
With the Company 24 years

John F. Collopy, 42
Vice President and Treasurer
With the Company 12 years

Christopher M. Daniels, 38
Vice President, Human Resources
With the Company 12 years

John L. Hammond, 65
Senior Vice President, General Counsel
and Secretary
With the Company 14 years

Richard F. Hobbs, 64
Senior Vice President and
Chief Financial Officer
With the Company 38 years

Jeffrey T. Makal, 48
Vice President, Controller
and Chief Accounting Officer
With the Company 15 years

Richard J. Malin, 45
Assistant Controller
With the Company 20 years

Paul Manning, 37
President, Color Group
With the Company 2 years

James P. McCarthy, 59
President, Flavors & Fragrances Group
With the Company 3 years

Stephen J. Rolfs, 47
Vice President, Administration
With the Company 14 years

Robert J. Wilkins, 55
President, Asia Pacific Group
With the Company 8 years

APPOINTED OFFICERS

Douglas L. Arnold, 48
Vice President, Administrative Services
With the Company 14 years

Patrick E. Laubacher, 54
President, Dehydrated Flavors
With the Company 31 years

Robert L. Menzl, 55
Vice President, Information Technology
With the Company 16 years

Edward E. Savard, 46
Vice President, Engineering
With the Company 18 years

COMMITTEES

1 Audit Committee
2 Executive Committee
3 Compensation and Development Committee
4 Nominating and Corporate Governance Committee
5 Finance Committee
6 Scientific Advisory Committee

Investor Information

World Headquarters

777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304
(414) 271-6755
(800) 558-9892
Fax: (414) 347-4795
E-mail:
corporate.communications@sensient.com
Web site:
www.sensient.com

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P. O. Box 64854
St. Paul, Minnesota 55164-0854
(800) 468-9716
Web site:
www.wellsfargo.com/shareownerservices

Common Stock

Sensient Technologies Corporation Common Stock is traded on the New York Stock Exchange. Ticker symbol: SXT.

There were 2,854 shareholders of record of Common Stock as of January 31, 2012.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held at 2:00 p.m. (CDT) on Thursday, April 26, 2012, at Trump International Hotel, 401 N. Wabash Avenue, Chicago, Illinois.

Annual Report and Proxy Statement

The Company's annual report and proxy statement are available online at www.sensient.com/financial/annualreport_and_proxy.htm.

Form 10-K

The Company's annual report filed with the Securities and Exchange Commission on Form 10-K is available without charge from the Company's Investor Relations Department and on its Web site at www.sensient.com.

In accordance with New York Stock Exchange rules and pursuant to Rule 13a-14 under the Securities Exchange Act of 1934, Kenneth P. Manning, as the Company's Chief Executive Officer, and Richard F. Hobbs, as the Company's Chief Financial Officer, have certified the quality of the Company's public disclosure in an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

Dividends

Quarterly dividends are typically paid on the first business day of March, June, September and December.

Automatic Dividend Reinvestment Plan

The Sensient Technologies Corporation Dividend Reinvestment Plan provides shareholders with a convenient, economical way to increase their ownership of Sensient Technologies Corporation Common Stock. Through the plan, shareholders can automatically reinvest their dividends to acquire additional shares and make supplemental stock purchases without paying fees or commissions. An enrollment form and brochure describing the plan can be obtained by contacting the plan administrator, Wells Fargo Bank Minnesota, at (800) 468-9716 or the Company's Investor Relations Department at (414) 347-3779.

Investor Relations

Communications concerning the transfer of shares, lost certificates, duplicate mailings or change of address should be directed to the transfer agent.

Other shareholder information, such as news releases and information regarding corporate governance, is available on the Company's Web site: www.sensient.com. Shareholders can also register to receive notification via e-mail when new information is added to the site. The Company's Web address is provided as an inactive textual reference only, and the contents of the Web site are not incorporated in or otherwise to be regarded as part of this annual report.

Other requests for information should be directed to the Company's Investor Relations Department at (414) 347-3779.

The Company maintains a direct mailing list for news releases and quarterly reports. If you would like your name added to this list, please contact the Company's Investor Relations Department.

SENSIENT®

777 East Wisconsin Avenue

Milwaukee, WI 53202-5304

www.sensient.com